FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF FRONTEER DEVELOPMENT GROUP INC. (THE “CORPORATION” OR “FRONTEER”) OF PROXIES TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE “MEETING”) TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation. Figures in this circular are stated in Canadian dollars unless otherwise stated.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON OR CORPORATION TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivering it to the chairman prior to the commencement of the Meeting or on the day of any reconvening of the Meeting in case of adjournment.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including 4pm (Vancouver time) on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

VOTING OF PROXIES

Common shares of the Corporation (“Common Shares”) represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a choice is specified with respect to any matter to be acted upon, the Common Shares will be voted or withheld from voting accordingly. Where no choice is specified, Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS INFORMATION CIRCULAR. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this information circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares. At March 26, 2009, the Corporation had issued and outstanding 113,726,279 Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares on March 25, 2009 (the “Record Date”) and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list.

To the knowledge of the directors and executive officers of the Corporation, as of March 26, 2009, no person beneficially owns or exercises control or direction, directly or indirectly, over securities carrying 10% or more of the voting rights attached to any class of outstanding voting securities of the Corporation, other than as set forth below.

Name	Number of Common Shares Beneficially Owned Controlled or Directed(1) (Directly or Indirectly)	Percentage of Issued and Outstanding Common Shares as of March 26, 2009
Mr. Jakob E. Safra	13,000,000	11.44%

(1) The information as to the number and percentage of Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been obtained from sources available through the Toronto Stock Exchange (“TSX”).

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many public shareholders of the Corporation, as a substantial number of the public shareholders of the Corporation do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this information circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Ltd., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for, against or withheld from voting in respect of resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions, Canada (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Corporation’s compensation philosophy for the named executive officers (“NEO’s”), which consist of the Chief Executive Officer, the Chief Financial Officer and the three next highest compensated executive officers making in excess of $150,000 per annum, follows three underlying principles, namely: (i) to provide a compensation package that encourages and motivates performance; (ii) to be competitive with companies of similar size and scope of operations so as to attract and retain talented executives1; and (iii) to align the interests of its executive officers with the long-term interests of the Corporation and its shareholders through stock-based programs.

Executive compensation is comprised primarily of a base salary and participation in the stock option plan (the “Employee Plan”) and executive bonus plan of the Corporation. Since the adoption of the bonus plan, the Corporation has placed greater emphasis on cash compensation.

When determining both compensation policies and individual compensation levels for executive officers, including the Chief Executive Officer, the Compensation Committee takes into consideration a variety of factors. These factors include the overall assessment of the board of directors (“Board”) and Compensation Committee concerning the executive’s individual performance and the individual’s contribution towards meeting corporate objectives (as to 30%); levels of responsibility and length of service (as to 10%); and industry comparables (as to 60%). The compensation strategy recognizes the need to retain high caliber executives, to reward performance in achieving annual objectives and motivate them to remain with the Corporation and enhance shareholder value.

Perquisites and other benefits to which NEO are entitled, were determined a number of years ago and have not changed as the Corporation still considers them to be consistent with industry standards. They consist of the NEO participation in the standard employee health and dental plan, available to all employees. In addition, the NEO are entitled to a life insurance policy up to $500,000 with premiums paid by the Corporation and enhanced long term disability benefits (subject to medical qualification) over an above that available to other employees. The Canadian based NEO’s are entitled to participate in a medical reimbursement plan, which allows them to be reimbursed for up to $1,000 worth of medical care costs, not otherwise available under the standard employee plan. Messrs O’Dea and Tetzlaff are also entitled to parking and membership at a business club. Mr. Lincoln receives matching contributions to a 401K plan, consistent with all other US based employees. The cost of such perquisites and other benefits is significantly less than $50,000 or 10% of the respective NEO total salary compensation and as such they are not considered an extensive part of the NEOs compensation packages.

Industry comparables were obtained from the Gurr Report in 2008, which analyzed the compensation data of 28 strategic metals companies2 (primarily gold and uranium) mostly with international activities. The group of companies was chosen because they were of a similar size, asset composition and stage of development as the Corporation. Based upon the comparative peer group, compensation for the executive officers was set at the midpoint of the median and 75th percentile while if performance met pre-determined approved objectives, total cash compensation (base salary plus bonus) would be above median and approximately at the top quartile, if all performance targets were achieved. The compensation also took into consideration any compensation paid to the executives by Aurora Energy Resources Inc. (“Aurora”), which is owned 42% by the Corporation but is not considered a subsidiary of the Corporation.

During 2008, the Compensation Committee contracted Mr. Mark Daniel, a former senior executive with Inco Limited, to assist with the development of the new executive bonus plan (“Bonus Plan”). While in 2007, the bonus plan of the Corporation was based directly on stock performance on the TSX, for 2008, the Board approved the new Bonus Plan which continues to have a share price performance measure and also requires each senior executive to work towards meeting a series of objective and subjective performance goals. A total of 25% of each senior executives bonus remains tied to the Corporation’s share price performance as compared to the TSX Metals and Mining Sub Index3. The remaining 75% of a senior executive’s bonus is tied to meeting certain Board approved
_____________________________________

1 In January 2008, the Compensation Committee retained Roger Gurr Associates as a compensation consultant, at a cost of $25,000, with a mandate of assessing the compensation of directors and officers of the Corporation for the 2008 calendar year. Mr. Gurr delivered his report (“Gurr Report”) in 2008, the outcome of which was the above noted salary compensation levels for the NEOs, as incorporated into the new employment agreements entered into with the NEOs in 2008. See “Employment Contracts” below.
2 Including among others, Anatolia Minerals Dev Ltd., Crew Gold Corporation , Silver Standard Resources Inc., NovaGold Resources Inc., International Minerals Corp., Uranium One Inc., Aurizon Mines Ltd., Eldorado Gold Corporation, Skye Resources Inc. and Metallica Resources Inc.
3 The percentage change in the daily average market capitalization of Fronteer from 2008 to 2007 (A) will be compared to the percentage change in the daily average balance of the TSX Metals & Mining sub index from 2008 to 2007 (B). When A = B, the executive will receive ½ of the 25%. This will increase by 0.1 for each 5 percentage points that A exceeds B until the maximum of 25% is reached.

performance goals. These goals for the most part are purely subjective and are therefore subject to discretion by the Board. Certain objective measures were also considered for 2008, such as growing the resource base of the Corporation by at least one million ounces (“ozs”), closing of redundant offices and transitioning management of Aurora to a new management team. Where possible, objective goals are measured using standard industry guidelines (i.e. National Instrument 43-101 (“NI43-101”) compliant resources when measuring increases in mineral resources). The annual goals for 2008 as set for each NEO were as follows:

Chief Executive Officer

WEIGHT		GOALS	TARGET TO ACHIEVE
%			50% OF	MAX.
			BONUS	BONUS
25	1.	Reserves & Resources
	•	Increase mineral resource base from 2008 budget	1,000,000 oz	2,000,000 oz
		approved projects - oz’s of gold equivalent (from all	(~20%	(~40%
		sources) that are NI43-101 compliant	increase)	increase)

5	2.	Operations
	•	Develop & implement a comprehensive Environment,	Progress on implementation of
		Health & Safety system for the Corporation,	Corporation wide system
including specifics at each location

15	3.	Joint Venture Relations
	•	Ensure a good business relationship with current and	Positive outcome of relationship/
		future partners	negotiations; e.g. moving projects
forward in an effective manner
Move from current assessment of
3 to target of 5 on scale of 1-7;
where 1 = no management & 7 =
world benchmark

20	4.	Deal Development & Execution
	•	Ensure that the deal pipe line is robust and that good	Completion or significant
		business deals are effectively executed	advancement of one to two new
deals.

15	5.	Budgets, Timelines, Regulatory Compliance &
Financial Control
	•	Ensure projects are on budget and delivered on time.
Ensure audit reports are “clean”
10	6.	Organization & Management	Key areas of concentration were
	•	Attract & retain key talent to deliver business results	the development & execution of
		Build high performance leadership team	personal development plans for all
		Develop succession plans	officers and the continued
building of a cohesive executive
team.
10	7.	Management of Fronteer’s interest in Aurora and
the Transition to a new Aurora leadership team

Chief Financial Officer, Vice President, Finance and Secretary

WEIGHT		GOALS	TARGET TO ACHIEVE
%			50% OF	MAX.
			BONUS	BONUS

35	1.	Budgets, Timelines, Regulatory Compliance &
Financial Control
	•	Ensure projects are completed on budget and delivered	Effective monthly budget
		on time;	reporting and reviews
	•	Ensure audit reports are clean;
	•	Ensure the Corporation has an adequate system of	Clean audit opinion
internal controls to minimize the risk of a material
misstatement to the financial statements
5	2.	Operations
	•	Support and ensure project staff design and implement
		a comprehensive Environment, Health and Safety Plan	Progress on implementation of
Corporation-wide system

10	3.	Joint Venture Relations	Positive outcome of relationship/
	•	Ensure a good business relationship with current and	negotiations; e.g. moving projects
		future partners;	forward in an effective manner
	•	Ensure our partners formally report on the results of
		operations and stay on budget	Move from current assessment of
3 to target of 5 on scale of 1-7;
where 1 = no management & 7 =
world benchmark

15	4.	Transition the Aurora Chief Financial Officer
duties to the new Aurora Chief Financial Officer

15	5.	Deal Development and Execution
	•	Work with the Chief Executive Officer to ensure
		business deals are effectively executed.	Completion or significant
advancement of one to two new
deals.

20	6.	Close the Denver, Colorado corporate office and
manage transition of duties to Reno, Nevada

Vice President Exploration

WEIGHT		GOALS	TARGET TO ACHIEVE
%			50% OF	MAX.
			BONUS	BONUS
40	1.	Reserves & Resources
	•	Increase size of existing mineral resource base from
2008 budget approved projects that are NI43-101
compliant (oz’s of gold equivalent from all sources)
		and carry out conversion of inferred to indicated	1,000,000 oz	2,000,000 oz
mineral resources.
	•	Identify new targets within existing exploration	1 new resource	2 new resource
		project portfolio and bring to mineral resource stage.	area	areas
	•	Ensure all exploration work is being carried out in
accordance with standard industry practices.
15	2.	Operations
	•	Review and improve environment, health and safety		Develop
		procedures for exploration crews.	Audit existing	official Health
	•	Develop official Environment, Health and Safety	procedures	and Safety
		Manual for the Corporation.		manual
	•	Begin tracking lost time injuries.
10	3.	Joint Venture Relations	Positive outcome of relationship/
	•	Ensure a good business relationship with	negotiations; e.g. moving projects
		current and future partners;	forward in an effective manner
	•	Ensure our partners formally report on the results of
		operations and stay on budget	Move from current assessment of 3
to target of 5 on scale of 1-7;
where 1 = no management & 7 =
world benchmark
10	4.	Deal Development & Execution
	•	Continue to evaluate new opportunities for the	1 new project	2 new projects
Corporation and ensure the pipeline is full with
various stage projects.

10	5.	Budgets, Timelines, Regulatory Compliance &
Financial Control
	•	Plan, implement and supervise all exploration
programs and ensure that all programs come in on
budget and on schedule.
10	6.	Organization & Management
	•	Foster an environment that keeps the current	For 2008, the key areas of
		exploration staff motivated and challenged and also	concentration will be the
		attracts new staff to the Corporation.	development & execution of
		Ensure that all employees adhere to the Corporation	personal development plans for all
		code of ethics	key employees and the continued

	•	Develop succession plan	building of a cohesive exploration
team.

5	7.	Management of Fronteer’s interest in Aurora
and transition to new Aurora management team.

Vice President, Operations

WEIGHT		GOALS	TARGET TO ACHIEVE
%			50% OF	MAX.
			BONUS	BONUS
30	1.	Development Plan for Major Projects (assuming
		a transfer of all your duties to Fronteer by end of	Initial Plans	Scoping Studies
		2nd quarter of 2008)	Completed	initiated on FRG
	•	Develop strategies for each of the NewWest Gold		opportunities
		USA Inc. major gold resources:		that are
	•	Northumberland, Sandman, and Zaca;		appropriate

10	2.	Joint Venture Relations
	•	Ensure a good business relationship with current and
		future partners;	Positive outcome of relationship/
	•	Ensure our partners formally report on the results of	negotiations; e.g. moving projects
		operations and stay on budget	forward in an effective manner
Move from current assessment of 3
to target of 5 on scale of 1-7; where
1 = no management & 7 = world
benchmark
10	3.	Budgets, Timelines, Regulatory Compliance,
Health and safety & Financial Control
	•	Maintain Projects within budget or amended budgets;
	•	Complete news releases timely; deliver project
benchmarks on time;
	•	Ensure that Environmental compliance is maintained
on all projects
	•	Develop an Employee Healthy and Safety Plan for
development and engineering
	•	Develop an Emergency Response Plan for Field
Operations
10	4.	Organization & Management	Develop an effective organizational
	•	Attract & retain key talent to deliver business results	structure for the USA based
		Assist with building a high performance leadership	Fronteer Group;
		team	Initiate Strategies and business plan
Develop corporate strategies for successful
exploration / development
40	5.	Management of Fronteer’s interest in Aurora and	Assist with locating and hiring
		the Transition to a new Aurora management /	replacement for COO;
		leadership Team	Continue to assist Aurora in a
transition period in the Pre-Fease,
Corporate Strategy and Aboriginal
Relations

Chief Geoscientist

WEIGHT		GOALS	TARGET TO ACHIEVE
%			50% OF	MAX.
			BONUS	BONUS
50%	1.	Reserves & Resources
	•	Increase mineral resource base through
		optimization and expansion of existing projects and	1,000,000 - 2,000,000 oz’s
		recognizing value in potential acquisitions	(NI43-101 compliant)
	•	Maintain up-to-date mineral resource models for all
		resource projects to facilitate forecasting, targeting,	Conversion of mineral
		and strategic planning	resources to reserves
	•	Provide informed (i.e. ‘on the ground’) technical
		input to all active projects	Development of resource
	•	Maintain focus on advancing projects through to	models for all viable projects
scoping and more in-depth feasibility studies

10%	2.	Data Acquisition and Management
	•	Implement industry best practices in Quality	Improve ease of data retrieval to
		Assurance Quality Control and sampling	lead to better/quicker business
		procedures across all programs	decisions
	•	Standardize logging practices, interpretation
techniques (e.g. cross sections), across all drill
programs
10%	3.	Joint Venture Relations
	•	Lead technical interaction with joint venture	Become the lead on all technical
		partners on active projects	issues
	•	Regular technical reviews and active participation
in joint venture technical meetings
5%	4.	Regulatory/Market Compliance
	•	Ensure compliance with NI 43-101 and TSX
guidelines in reporting and news releases
	•	Obtain independent audits on major milestones
(e.g. resource estimates)
20%	5.	Organization & Management
	•	Active and effective management of Technical	Develop informed, effective and
		Services group	enthusiastic staff – ensure that
	•	Regular onsite technical reviews of active projects	the FRG has lower than industry
	•	Cultivate loyalty, enthusiasm and skill of technical	norm for turnover of key staff
team through interaction and mentorship

5%	6.	Investor/Public relations
	•	Act as lead technical representative for the	Build relationships with key
		Corporation	analysts, investors and academic
	•	Solidify the Corporation’s profile as technical lead	community
in industry using conference talks, scientific
publications and support of academic studies

The President and Chief Executive Officer meets with each senior executive and discusses the relevant performance of the senior executive as compared to his goals, while the Chairman completes a separate analysis of the performance of the President and Chief Executive Officer. This analysis is then discussed and reviewed by the Compensation Committee, before the Compensation Committee makes a final recommendation to the Board, which ultimately approves the bonus amount payable. The Board retains discretion with respect to payment of any bonus and may increase or decrease such amount if individual performance factors so warrant.

The maximum bonus payable to each senior executive is as follows:

i)	President and Chief Executive Officer – 80% of base salary payable by the Corporation in the year

ii)	Chief Financial Officer, Vice Presidents, and Chief Geoscientist – 60% of base salary payable by the Corporation in the year

For the year ended December 31, 2008, the Corporation’s share performance was less than that of the TSX Metals and Mining Sub Index. Therefore, the maximum bonus available to each executive was 75% of the maximum allowable. For 2008, the Board determined the relative performance of the senior executives to be as follows:

i)	Mr. Mark O’Dea, President and Chief Executive Officer – 83% of personal goals met;

ii)	Mr. Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Secretary – 83% of personal goals met;

iii)	Mr. Ian Cunningham-Dunlop, Vice President, Exploration – 62% of personal goals met;

iv)	Mr. James Lincoln, Vice President, Operations – 58% of personal goals met; and

v)	Mr. Christopher Lee, Chief Geoscientist – 60% of personal goals met.

As a result, bonuses were approved for Messrs O’Dea, Tetzlaff, Cunningham-Dunlop, Lincoln and Lee of $154,380, $93,741, $62,775, US$65,250 and $49,950, respectively.

The bonuses payable to the NEO’s were paid in January 2009.

The Compensation Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options to executive officers under the Employee Plan. Grants of options are intended to emphasize the executive officer’s commitment to the Corporation’s growth and enhancement of share value. The grant of stock options also assists the Corporation in attracting and retaining qualified executives. Options are reviewed at least annually and are usually granted to newly hired executives at the commencement of employment. Existing options held by individuals are taken into consideration in determining whether additional option grants will be made. The Compensation Committee and the Board utilized the analysis prepared in the Gurr Report, which analyzed option grants to senior executives at comparable companies. During 2008, the Compensation Committee and the Board considered and approved the grant of 325,000, 137,500, 137,500, 137,500 and 135,000 stock options to Messrs. O’Dea, Tetzlaff, Cunningham-Dunlop, Lincoln and Lee, respectively. In December 2008, the Compensation Committee contracted Gurr & Associates to again conduct a compensation analysis for the 2009 calendar year. As a result of this analysis and the difficulties in the economy, the NEO’s base salary compensation has been frozen at 2008 levels.

The Board considers all the individual components of compensation (salary, bonus and options) when assessing the total compensation package for NEO’s. The Board relies heavily on the independent consultants recommendations for setting salary, bonus and option levels. The individual components of compensation do not necessarily affect one another to the extent the total package is set at comparable levels to industry peers.

(d)           Employment Contracts

Each of the NEO’s were at one time, officers of Aurora. In 2007 and prior years, the NEO’s had employment contracts with each of the Corporation and Aurora, effectively splitting the salary between the two companies. In 2008, the NEO’s were phasing out of involvement in Aurora to resume full time employment with the Corporation and as a result their contracts with the Corporation were amended accordingly.

The Corporation entered into an employment agreement with Mr. O’Dea effective April 25, 2007 at a salary of $237,500 per annum, retroactive to January 1, 2007. Effective January 1, 2008, this salary was increased to $247,000 as a result of a compensation survey discussed above. On September 1, 2008, Mr. O’Dea was no longer employed by Aurora and his compensation with the Corporation was increased to $420,000 per annum.

The Corporation has an employment agreement with Mr. Tetzlaff dated April 25, 2007, at an annual salary of $175,000, retroactive to January 1, 2007. On February 1, 2008, this salary was increased to $252,500 commensurate with the Mr. Tetzlaff giving up the role of Chief Financial Officer of Aurora.

The Corporation has an employment agreement with Mr. Cunningham-Dunlop dated April 25, 2007, at an annual salary of $50,000. This agreement was amended February 7, 2008, at an annual salary of $225,000 to reflect the cancellation of his contract with Aurora.

The Corporation entered into an employment agreement with Mr. Lincoln dated April 25, 2007, at an annual salary of US$41,667. This contract was amended February 7, 2008, to an annual salary of $250,000, retroactive to January 1, 2008, commensurate with the cancellation of Mr. Lincoln’s contract with Aurora. In September 2008, Mr. Lincoln’s contract was transferred to a subsidiary of the Corporation at a salary of US$250,000.

The Corporation entered into an employment agreement with Mr. Lee dated April 25, 2007, at an annual salary of $82,500. This contract was amended February 7, 2008, to an annual salary of $185,000, retroactive to January 1, 2008, commesurate with the cancellation of Mr. Lee’s contract with Aurora.

In the event of a Takeover Event (as defined below) then all of the following shall immediately occur:

(i) all unvested stock options to acquire Common Shares that have been granted to the “Senior Officers” (which includes the NEO’s) of the Corporation prior to the Takeover Event shall vest immediately before such Takeover Event and the Senior Officers shall for a period of up to 90 days thereafter be permitted to exercise any such stock options granted to each of them if not yet exercised (however, in no event shall any such Senior Officer be permitted to exercise any stock options beyond the expiry date thereof);

(ii) unless the Senior Officer elects to continue employment with the Corporation or its successor entity following the Takeover Event or is offered suitable employment by, and such Senior Officer accepts employment with, an entity acquiring all or substantially all the assets of the Corporation), such Senior Officer shall be deemed to have his or her employment immediately terminated and, in such case, the Chief Executive Officer shall be entitled to an amount equivalent to 36 months’ base salary plus the cost of 36 months of existing employment benefits less applicable statutory deductions, while the Chief Financial Officer, Vice Presidents and the Chief Geoscientist shall be entitled to an amount equivalent to 24 months base salary plus the cost of 24 months of existing employment benefits less applicable statutory deductions. Such payments shall be made in one lump sum within 30 days of the effective date of the Takeover Event;

For purposes of above, the daily average closing share value is to be calculated using days the TSX was open for trading in the year. Any bonuses to which a Senior Officer is entitled following a Takeover Event (as defined below) and which are paid during a given year in which such a Takeover Event occurred would be deducted from the year end bonuses, if any, as calculated above; provided for greater certainty that such deduction would not result in reducing the potential year end bonus below zero.

For purposes of the foregoing a Takeover Event is defined as follows:

(i) the Corporation sells, transfers or otherwise disposes of all or substantially all (90% or more) of its assets; or

(ii) any person, or combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding, by virtue of a takeover bid as that term is defined in the Securities Act (Ontario) or otherwise, acquires from a person or persons other than the Corporation, 50% or more of the voting rights attached to all outstanding voting securities of the “Corporation”; or

(iii) any person, or combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding acquires from the Corporation, securities carrying 50% or more of the voting rights attached to all outstanding voting securities of the Corporation; or

(iv) a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which securities of the Corporation possessing more than 50% of the total combined voting power of the Corporation’s outstanding voting securities are acquired by a person or persons different from the persons holding those voting securities immediately prior to such event, and the composition of the Board following such event is such that the directors of the Corporation prior to the transaction constitute less than 50% of the Board membership following the event; or

(v) at a meeting in which the election of directors is being voted upon by the shareholders of the Corporation, persons who are not management’s nominees represent more than 50% of the directors elected at such meeting; or

(vi) any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding acquires, directly or indirectly, the right to appoint a majority of the directors of the Corporation.

Estimated payments for Messrs. O’Dea, Tetzlaff, Cunningham-Dunlop, Lincoln and Lee assuming a Takeover Event on December 31, 2008 are $1,304,622, $529,848, $455,706, $622,356 and $380,456, respectively. Mr. Lincoln’s US$ amount was calculated using the December 31, 2008, exchange rate of $1.2228. These amounts exclude any bonus that might otherwise be payable.

The NEO’s currently have no set payments on termination or retirement. The Board has contracted an independent consultant to review existing NEO contracts. Payments upon these types of events may be added in the future based upon the results of this review.

PERFORMANCE GRAPH

The following graph compares the Corporation’s cumulative total shareholder return with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”), assuming a $100 investment in each of the Corporation and the S&P/TSX on December 31, 2003, and reinvestment of dividends during the period.

Performance of the Corporation’s share price has declined significantly in 2008, primarily due to external factors such as the weakened global economic conditions, and a government moratorium on uranium mining in Labrador, which dramatically affected the value of the Corporation’s investment in Aurora, weakening the Corporation’s share price. The Corporation continued to build its business and improve its existing mineral property assets. The compensation offered to the Corporation’s senior executives is consistent with the Corporation’s progress in building its asset base. The Compensation Committee recommended and the board changed the emphasis placed on share price appreciation in its executive compensation package, to reflect the importance of building and improving the Corporation’s assets. As discussed above, the base salary for each NEO has been frozen for 2009 at 2008 levels.

Summary Compensation Table

The following table sets forth all annual and long-term equity and non-equity compensation for services rendered in all capacities to the Corporation for the fiscal years ended December 31, 2008, in respect of the individuals who were, during the fiscal year ended December 31, 2008, the NEO’s (consisting of the Chief Executive Officer and the Chief Financial Officer and the three other highest paid executive officers.)

Name and principal position	Year Ended December 31,	Salary	Share- based awards ($)	Option- based awards ($)(2)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($) (4)	Total compensation ($) (5)
					Annual incentive plans($)(3)	Long term incentive plans
Dr. Mark O’Dea, President and Chief Executive Officer	2008	304,667	Nil	1,389,881	154,380	Nil	Nil	44,931	1,893,859
Mr. Sean Tetzlaff Chief Financial Officer, Vice President Finance and Secretary	2008	246,042	Nil	588,027	93,741	Nil	Nil	44,233	972,043
Mr. Ian Cunningham- Dunlop Vice President, Exploration	2008	215,084	Nil	588,027	62,775	Nil	Nil	19,020	884,906
Mr. James Lincoln Vice President, Operations	2008	264,363(1)	Nil	588,027	79,488	Nil	Nil	53,285	985,163
Mr. Christopher Lee Chief Geoscientist	2008	178,125	Nil	577,335	49,950	Nil	Nil	5,212	810,622

(1) Mr. Lincoln was paid in Canadian dollars for the eight months ended August 31, 2008. For the remainder of the year he was paid in US dollars. The portion of his salary paid in US dollars has been converted at an exchange rate of 1.17238, the average rate for the four month period.

(2) Each NEO was granted stock options on February 6, 2008 at an exercise price of $8.04. The option based award value was calculated using the Black-Scholes option pricing model with a discount rate of 3.39%, expected life of 3.38 years and a volatility factor of 74%. The option value is the same as that calculated for accounting purposes.

Messrs. O’Dea, Tetzlaff, Cunningham-Dunlop, Lincoln and Lee were granted 325,000, 137,500, 137,500, 137,500 and 135,000 stock options, respectively, on February 6, 2008.

(3) Amounts relate to bonuses for 2008 paid in 2009. Mr. Lincoln’s bonus was US$65,250. This amount has been converted into Canadian dollars at an exchange rate of 1.2182, the exchange rate on the date the amount was paid.

(4) Amounts relate to payments for life insurance, medical, dental and health insurance premiums paid and includes payments for accrued vacation days not taken of $33,997, $34,900, $13,314 and $42,329 for Messrs O’Dea, Tetzlaff, Cunningham-Dunlop and Lincoln, respectively. Mr. Lincoln’s amounts were converted into Canadian dollars using the four month average rate of $1.17238.

(5) Mr. O’Dea was President and Chief Executive Officer of Aurora for the eight months ended August 31, 2008. During this time he was paid a salary of $295,450 and will continue to receive a salary until the end of February 2009. He was also paid a bonus by Aurora in 2009 for his services in 2008 of $54,782. Mr. Tetzlaff was Chief Financial Officer and Corporate Secretary of Aurora until February 6, 2008. He received a salary of $15,474 and severance payments totalling $85,000 from Aurora. Mr. Tetzlaff also received a payment of $25,387 for accrued vacation pay by Aurora. Mr. Cunningham-Dunlop was Vice President, Exploration for Aurora for the eight months ended August 31, 2008. During 2008, he was paid a salary of $10,833 by Aurora and was paid severance in the amount of $36,000 . Mr. Cunningham-Dunlop also received a payment of $27,003 for accrued vacation pay by Aurora. Mr. Lincoln was the Chief Operating Officer of Aurora for the eight months ended August 31, 2008. During this time Aurora reimbursed the Corporation a total of $166,680 of salary paid to Mr. Lincoln by the Corporation and paid Mr. Lincoln severance in the amount of $104,290 and $24,546 for accrued vacation pay. Mr. Lee received a salary of $6,875 from Aurora. Mr. Lee also received a payment of $12,259 for accrued vacation pay by Aurora. Mr. Lee continues to hold the position of Chief Geoscientist in Aurora. These amounts paid by Aurora are not reported in the above tables as Aurora is not a subsidiary of the Corporation as defined under applicable securities laws.

Equity Incentive Plan Awards

The following equity incentive awards made to each NEO were outstanding as at December 31, 2008:

	Option-based awards				Share-based awards
Name	Number of Securities underlying unexercised options (#)	Option Exercise Price ($)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or pay-out value of share-based awards that have not vested ($)
Dr. Mark O’Dea, President and Chief Executive Officer	380,000 225,000 200,000 325,000	1.20 6.50 14.25 8.04	Sept 28, 2009 May 9, 2011 Feb 15, 2012 Feb 5, 2018	448,400 Nil Nil Nil	Nil	Nil
Mr. Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Secretary	110,000 200,000 75,000 75,000 137,500	1.85 2.34 6.50 14.25 8.04	Jan 31 2010 Jun 29, 2010 May 9, 2011 Feb 15, 2012 Feb 5, 2018	58,300 8,000 Nil Nil Nil	Nil	Nil
Mr. Ian Cunningham- Dunlop, Vice President, Exploration	50,000 50,000 50,000 137,500	2.34 6.50 14.25 8.04	Jun 29, 2010 May 9, 2011 Feb 15, 2012 Feb 5, 2018	2,000 Nil Nil Nil	Nil	Nil

Mr. James Lincoln, Vice President, Operations	100,000 137,500	4.50 8.04	Mar 21, 2011 Feb 5, 2018	Nil Nil	Nil	Nil
Mr. Christopher Lee, Chief Geoscientist	75,000 135,000	10.17 8.04	Jan 12, 2012 Feb 5, 2018	Nil Nil	Nil	Nil

(1) Calculated as the difference between the closing price of the Corporation’s common shares as listed on the TSX on December 31, 2008 of $2.38 and the underlying option exercise price, multiplied by the number of options outstanding.

Incentive Plan Awards

The following table details the value of incentive plan awards to NEOs that vested during the year ended December 31, 2008:

Name	Option-based awards-Value vested during the year ($)(6)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Mark O’Dea, President and Chief Executive Officer (1)	Nil	Nil	154,380
Mr. Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Secretary (2)	Nil	Nil	93,741
Mr. Ian Cunningham- Dunlop, Vice President, Exploration (3)	Nil	Nil	62,775
Mr. James Lincoln, Vice President, Operations (4)	12,333	Nil	65,250
Mr. Christopher Lee, Chief Geoscientist (5)	Nil	Nil	49,950

(1) Mr. O’Dea was granted 150,000 options on May 9, 2006, with an exercise price of $6.50 (closing price $6.78), that vested 1/3 on grant and 1/3 on each anniversary of grant, for two years. A total of 50,000 options vested in 2008 when the share price of the Corporation was $4.40. Mr. O’Dea was granted 200,000 options on February 15, 2007, with an exercise price of $14.25 (closing price $14.30) that vested 1/3 on grant and 1/3 on each anniversary of grant, for two years. A total of 66,667 options vested on February 15, 2008, when the Corporation’s share price was $8.75. Mr. O’Dea was granted 325,000 options on February 6, 2008, with an exercise price of $8.04 (closing price $7.90) that vested 1/4 on grant and 1/4 on each anniversary of grant, for three years. A total of 81,250 options vested on February 6, 2008, when the Corporation’s share price was $7.90. None of the options that vested in 2008 had any value as calculated as the difference between the market price of the Corporation’s share on the vesting date and the underlying exercise price.

(2) Mr. Tetzlaff was granted 75,000 options on May 9, 2006, with an exercise price of $6.50 (closing price $6.78), that vested 1/3 on grant and 1/3 on each anniversary of grant, for two years. A total of 25,000 options vested in 2008 when the share price of the Corporation was $4.40. Mr. Tetzlaff was granted 75,000 options on February 15, 2007, with an exercise price of $14.25 (closing price $14.30) that vested 1/3 on grant and 1/3 on each anniversary of grant, for two years. A total of 25,000 options vested on February 15, 2008, when the Corporation’s share price was

$8.75. Mr. Tetzlaff was granted 137,500 options on February 6, 2008, with an exercise price of $8.04 (closing price $7.90) that vested 1/4 on grant and 1/4 on each anniversary of grant, for three years. A total of 34,375 options vested on February 6, 2008, when the Corporation’s share price was $7.90. None of the options that vested in 2008 had any value as calculated as the difference between the market price of the Corporation’s share on the vesting date and the underlying exercise price.

(3) Mr. Cunningham-Dunlop was granted 50,000 options on May 9, 2006, with an exercise price of $6.50, (closing price $6.78) that vested 1/3 on grant and 1/3 on each anniversary of grant, for two years. A total of 16,667 options vested in 2008 when the share price of the Corporation was $4.40. Mr. Cunningham-Dunlop was granted 50,000 options on February 15, 2007, with an exercise price of $14.25 (closing price $14.30) that vested 1/3 on grant and 1/3 on each anniversary of grant, for two years. A total of 16,667 options vested on February 15, 2008, when the Corporation’s share price was $8.75. Mr. Cunningham-Dunlop was granted 137,500 options on February 6, 2008, with an exercise price of $8.04 (closing price $7.90) that vested 1/4 on grant and 1/4 on each anniversary of grant, for three years. A total of 34,375 options vested on February 6, 2008, when the Corporation’s share price was $7.90. None of the options that vested in 2008 had any value as calculated as the difference between the market price of the Corporation’s share on the vesting date and the underlying exercise price.

(4) Mr. Lincoln was granted 100,000 options on March 21, 2006, with an exercise price of $4.50 (closing price $4.50) , that vested 1/3 on grant and 1/3 on each anniversary of grant, for two years. A total of 33,333 options vested in 2008 when the share price of the Corporation was $4.87. These vested options had a value of $12,333 on the vesting date calculated as the difference between the market price of the Corporation’s share on the vesting date and the underlying exercise price. Mr. Lincoln was granted 137,500 options on February 6, 2008, with an exercise price of $8.04 (closing price $7.90) that vested 1/4 on grant and 1/4 on each anniversary of grant, for three years. A total of 34,375 options vested on February 6, 2008, when the Corporation’s share price was $7.90. None of the options that vested on February 6, 2008 had any value as calculated as the difference between the market price of the Corporation’s share on the vesting date and the underlying exercise price.

(5) Mr. Lee was granted 75,000 options on January 12, 2007, with an exercise price of $10.17 (closing price $10.17), that vested 1/3 on grant and 1/3 on each anniversary of grant, for two years. A total of 25,000 options vested in 2008 when the share price of the Corporation was $10.15. Mr. Lee was granted 135,000 options on February 6, 2008, with an exercise price of $8.04 (closing price $7.90) that vested 1/4 on grant and 1/4 on each anniversary of grant, for three years. A total of 33,750 options vested on February 6, 2008, when the Corporation’s share price was $7.90. None of the options that vested in 2008 had any value as calculated as the difference between the market price of the Corporation’s share on the vesting date and the underlying exercise price.

Option value means the aggregate dollar value that would have been realized if the options had been exercised on the vesting date.

COMPOSITION OF THE COMPENSATION COMMITTEE

Mr. George Bell (Chair), Mr. Donald McInnes, Mr. Scott Hand and Mr. Jo Mark Zurel constitute all members of the Compensation Committee of the Board at December 31, 2008. These individuals are independent within the meaning of applicable securities laws. The Compensation Committee meets at least annually to receive information on and determine matters regarding executive compensation, in accordance with policies approved by the Board. Mr. Bell is the Chair of the Compensation Committee. There were no changes to the Compensation Committee during 2008. The Board accepted all recommendations of the Compensation Committee during the year.

COMPENSATION OF DIRECTORS

During the year ended December 31, 2008, the directors (excluding NEOs who are directors and are not entitled to any additional director fees) received the following compensation:

Name	Fees earned ($)(1)	Share based awards ($)	Option based awards ($)(2)	Non-equity inventive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Mr. Oliver Lennox- King, Chairman	95,000	Nil	520,345	Nil	Nil	Nil	615,345
Mr. George Bell	67,900	Nil	325,216	Nil	Nil	Nil	393,116
Mr. Scott Hand	71,000	Nil	325,216	Nil	Nil	Nil	396,216
Mr. Lyle R. Hepburn	75,700	Nil	325,216	Nil	Nil	Nil	400,916
Mr. Jo Mark Zurel	89,500	Nil	325,216	Nil	Nil	Nil	414,716
Mr. Donald McInnes	61,900	Nil	325,216	Nil	Nil	Nil	387,116

(1) Some of the amounts were paid in 2009, but related to 2008 meeting attendance.

(2) Amount relates the fair market value of stock options granted in 2008 using the Black-Scholes option valuation model with the following assumptions: an exercise price of $8.04 (closing price $7.90); a discount rate of 3.39%; an expected life of 3.38 years; and an expected volatility of 74%. During 2008, Mr. Lennox-King was granted 120,000 options, while all other non-executive directors were granted 75,000 options. The values reported are the same as those used for accounting purposes. All director options vest when granted.

In 2008, non-executive directors of the Corporation were paid a base fee of $45,000 per annum. In addition, the Board Chairman receives an additional $50,000 per annum. Members of the Special Committee and Special Option Committee are entitled to a per meeting fee of $1,300. The Chair of the Audit Committee is entitled to an additional $12,000 per annum and the Chairs of the Compensation Committee and Governance and Nominating Committee, each receive an additional $6,000 per annum.

Directors are also entitled to participate in the Corporation’s Employee Plan. As of March 26, 2009, the Corporation has outstanding 8,040,900 options under the Employee Plan of which an aggregate of 2,765,000 options are held by directors of the Corporation who are not employees. See “Summary of Stock Option Plan (Employee Plan)” below.

During 2008, the Corporation purchased $30,000,000 of Director’s and Officer’s liability insurance policies at a cost of $190,261.

Director equity incentive plan awards

The following equity incentive awards made to each director (other than directors that are NEOs) were outstanding as at December 31, 2008:

	Option-based awards				Share-based awards
Name	Number of Securities underlying unexercised options (#)	Option Exercise Price ($)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or pay-out value of share-based awards that have not vested ($)
Mr. Oliver Lennox-King	150,000 150,000 120,000 120,000	2.34 6.50 14.25 8.04	Jun 29, 2010 May 9, 2011 Feb 15, 2012 Feb 5, 2018	6,000 Nil Nil Nil	Nil	Nil
Mr. George Bell	50,000 150,000 75,000 60,000 75,000	1.00 1.20 6.50 14.25 8.04	April 6, 2009 Sep 28, 2009 May 9, 2011 Feb 15, 2012 Feb 5, 2018	69,000 177,000 Nil Nil Nil	Nil	Nil
Mr. Scott Hand	150,000 75,000	14.17 8.04	May 2, 2010 Feb 5, 2018	Nil Nil	Nil	Nil
Mr. Lyle R. Hepburn	25,000 150,000 75,000 60,000 75,000	1.00 1.20 6.50 14.25 8.04	Apr 15, 2009 Sep 28, 2009 May 9, 2011 Feb 15, 2012 Feb 5, 2018	34,500 177,000 Nil Nil Nil	Nil	Nil
Mr. Jo Mark Zurel	150,000 60,000 75,000	10.06 14.25 8.04	Dec 11, 2011 Feb 15, 2012 Feb 5, 2018	Nil Nil Nil	Nil	Nil
Mr. Donald McInnes	85,000 75,000 60,000 75,000	1.20 6.50 14.25 8.04	Sep 28, 2009 May 9, 2011 Feb 15, 2012 Feb 5, 2018	100,300 Nil Nil Nil	Nil	Nil

(1) Calculated as the difference between the closing price of the Corporation’s common shares as listed on the TSX on December 31, 2008 of $2.38 and the underlying option exercise price, multiplied by the number of options outstanding.

Director Incentive Plan Awards

The following table details the value of incentive plan awards to directors (other than directors who are NEOs) that vested during the year ended December 31, 2008:

Name	Option-based awards-Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mr. Oliver Lennox-King	520,345	Nil	Nil
Mr. George Bell	325,216	Nil	Nil
Mr. Scott Hand	325,216	Nil	Nil
Mr. Lyle R. Hepburn	325,216	Nil	Nil
Mr. Jo Mark Zurel	325,216	Nil	Nil
Mr. Donald McInnes	325,216	Nil	Nil

(1) Amount relates the fair market value of stock options granted in 2008 using the Black-Scholes option valuation model with the following assumptions: an exercise price of $8.04 (closing price $7.90); a discount rate of 3.39%; an expected life of 3.38 years; and an expected volatility of 74%. During 2008, Mr. Lennox-King was granted 120,000 options, while all other non-executive directors were granted 75,000 options. The values reported are the same as those used for accounting purposes. All director options vest when granted

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under two equity compensation plans of the Corporation as at December 31, 2008, referred to as the Employee Plan and the Acquisition Plan.

Equity Compensation Plan Information

The following table details the number of securities to be issued upon exercise of the various equity compensation plans of the Corporation and the room available for additional grants under each equity compensation plan, as at December 31, 2008:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (Employee Plan)	5,721,900	$7.17	2,633,205(1)
Equity compensation plans not approved by security holders (Acquisition Plan)(2)	41,600	$9.62	Nil
Total	5,763,500	$7.18	2,633,205

(1) Calculated as 10% of the issued and outstanding Common Shares of the Corporation less the outstanding options under the Employee Plan at December 31, 2008. See “Summary Of Stock Option Plan (Employee Plan)” below.

(2) Assumed in connection with the acquisition of Newwest Gold Corporation. See “Summary of Stock Option Plan (Acquisition Plan)” below.

SUMMARY OF STOCK OPTION PLAN (EMPLOYEE PLAN)

Pursuant to the Employee Plan, options may be granted in respect of authorized and unissued Common Shares, provided that the aggregate number of Common Shares reserved for issuance upon the exercise of all options granted under the Employee Plan, shall not exceed 10% of the total number of Common Shares issued and outstanding from time to time. Underlying Common Shares in respect of which options are not exercised because the relevant options expire or are cancelled, shall be available for issue upon the exercise of subsequent grants of options. An aggregate of 14,275,000 options (representing 12.56% of the issued and outstanding Common Shares as of March 26, 2009) have been granted under the Employee Plan to date (on a rolling basis) of which 4,818,924 options (representing 4.24% of the issued and outstanding Common Shares as of March 26, 2009) have been exercised and 1,415,176 options expired or were cancelled. Accordingly, 8,040,900 Common Shares (representing 7.07% of the issued and outstanding Common Shares as of March 26, 2009) are currently reserved for issuance pursuant to options granted under the Employee Plan and the Corporation may grant an additional 3,331,727 options under the Employee Plan, calculated based on the number of Common Shares issued and outstanding as of March 26, 2009.

The purpose of the Employee Plan is to attract, retain and motivate persons as key service providers to the Corporation and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation. The options are non-assignable and may be granted for a term not exceeding 10 years.

Options may be granted under the Employee Plan only to directors, officers, employees and other service providers (or corporations controlled by such persons) subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time. No options shall be granted to any optionee if the total number of Common Shares issuable to such optionee under the Employee Plan, together with any Common Shares reserved for issuance to such optionee under any other share compensation arrangement, would exceed 5% of the issued and outstanding Common Shares.

Options vest at the discretion of the Board. The Employee Plan previously provided that in the event that an option holder ceases to be a director, officer, employee or other eligible service provider of the Corporation, the optionee was entitled, with the consent of the Board, to exercise any unexercised options within a period of 90 days following such cessation, subject to the earlier expiration or vesting restrictions of the options. Similarly, the Employee Plan previously provided that in the event of the death of an option holder, the personal representatives of the optionee was entitled, with the consent of the Board, to exercise any unexercised options within a period of one year following such death, subject to the earlier expiration or vesting restrictions of the options. In accordance with the amendment provisions of the Employee Plan, certain terms of such plan were amended in March 2008 to provide the Board with the ability to extend the period during which options may be exercised following the death of an optionee or upon an optionee otherwise ceasing to be an eligible service provider of the Corporation. Specifically, the Employee Plan as amended currently provides that notwithstanding any other provision of such plan, the Board may, by resolution or by a Board-approved written contract with an optionee, permit an optionee to exercise any or all vested or unvested options during such period of time as may be specified by the Board or by Board-approved written contract with the Optionee, up to but not beyond the expiry of the maximum term otherwise permitted under the Employee Plan.

The Employee Plan may be amended or discontinued by the Board at any time, subject to applicable regulatory and shareholder approvals, provided that no such amendment may materially and adversely affect any option previously granted under the Employee Plan without the consent of the optionee, except to the extent required by law. The exercise price of options issued may not be less than the market price of the Common Shares as determined in accordance with applicable stock exchange rules. The Corporation administers the Employee Plan in compliance with the terms of the plan, with TSX requirements and in accordance with current best practice standards. The basis on which the Employee Plan is set out in a policy approved by the Board (see Corporate Governance Disclosure: Special Option Committee). Under this policy, annual option grants for officers and directors are made at a meeting of the Board, on the recommendation of its independent compensation committee). Those grants are typically made by the Board during the meeting at which compensation awards for the previous year are determined. The initial grant of Options to individuals appointed by the Board as officers or directors of the Corporation are made at the meeting of the Board at which such appointment is made (or at the first meeting board meeting following a shareholders meeting at which a director is first elected). The Board has established limits on the number of options that may be granted to new employees and consultants (individually and in the aggregate in any quarter) and has authorized the CEO to make such option grants within such parameters at the time of hire or when the consulting arrangement is agreed on. At each meeting of the Board, the CEO reports on the number and terms of Options he has granted since the previous meeting of the Board. As noted above, the exercise price may not be less than the market price of the Common Shares as determined in accordance with applicable stock exchange rules. Under the policy, if the grant is made during a trading blackout period, the grant date is no earlier than the third trading day after the trading blackout period ends.

SUMMARY OF STOCK OPTION PLAN (ACQUISITION PLAN)

The Acquisition Plan has been adopted by the Corporation pursuant to the plan of arrangement (the “Plan of Arrangement”) with NewWest Gold Corporation (“NewWest”) effected in connection with the order of the Supreme Court of British Columbia dated September 19, 2007. Pursuant to the arrangement agreement setting out the terms and conditions of the Plan of Arrangement between the Corporation and NewWest dated as of July 27, 2007, on September 24, 2007, the effective date of the arrangement, all of the options outstanding under the existing stock option plan of NewWest were replaced by options to purchase Common Shares of the Corporation, whereby the Corporation agreed to issue to the holder thereof a number of Common Shares equal to the number of common shares of NewWest which such holder was entitled to receive upon the exercise of such holder's NewWest option, multiplied by 0.26 (rounded down to the nearest whole number).

The purpose of the Acquisition Plan is to provide optionholders of NewWest and its subsidiaries who held options to purchase common shares of NewWest prior to the implementation of the Plan of Arrangement with replacement options to purchase Common Shares. Options may be granted only to officers, directors and employees of NewWest and/or Fronteer and their affiliates and any other similar persons permitted by the applicable requirements, rules or regulations of the TSX or applicable law (“Service Providers”), or to affiliates controlled by a Service Provider, or to a registered retirement savings plan established by a Service Provider (collectively, the “Participants”), and provided that in each case, the Service Provider is a Service Provider to NewWest and/or Fronteer or their affiliates at the time of the grant. Subject to the Acquisition Plan provisions and applicable stock exchange policies and law, the Compensation Committee determines which Participants are to be granted options and the terms and conditions of each such grant.

The aggregate number of Common Shares that may be issuable pursuant to options granted under the Acquisition Plan is fixed at 518,050, subject to adjustment in accordance with the Acquisition Plan. An aggregate of 518,050 options (representing 0.456% of the issued and outstanding Common Shares as of March 26, 2009) have been granted under the Acquisition Plan of which 13,650 options (representing 0.012% of the issued and outstanding Common Shares as of March 26, 2009) have been exercised and 462,800 options expired or were cancelled. Accordingly, 41,600 Common Shares (representing 0.037% of the issued and outstanding Common Shares as of March 26, 2009) are currently reserved for issuance pursuant to options granted under the Acquisition Plan and the Corporation may grant no further options under the Acquisition Plan.

The maximum number of Common Shares which may be reserved for issuance at any time to any one service provider (including an insider of Fronteer) under the Acquisition Plan, together with any other security based compensation arrangements of Fronteer, shall not exceed 5% of the then outstanding Common Shares.

The maximum number of Common Shares which may be reserved for issuance to all insiders of Fronteer under this Acquisition Plan, together with any other security based compensation arrangement of Fronteer, shall not, at any time, exceed ten percent (10%) of the then outstanding Common Shares.

The maximum number of Common Shares which may be issued to all insiders of Fronteer under this Acquisition Plan, together with any other security based compensation arrangement of Fronteer, within any one year period, shall not exceed ten percent (10%) of the then outstanding Common Shares.

For greater certainty, the exercise price per Common Share that is subject of any option shall be an amount (rounded up to the nearest one-hundredth of a dollar) equal to the quotient of (A) the exercise price per common share of

NewWest issuable upon exercise of the corresponding original option immediately before the Effective Time (as defined in the Plan of Arrangement) divided by (B) 0.26. In the event of any conflict between the provisions of this Acquisition Plan and the Plan of Arrangement, the Plan of Arrangement shall prevail.

All options under the Acquisition Plan immediately vest. Options granted to former Directors of Newwest have a life of one year, whereas options granted to employees of Newwest have a five year life, subject to the prior expiration of the original term of the corresponding Newwest option. The options will be exercisable in whole or in part, at any time following the date of grant and prior to expiry of their term.

No option granted under the Acquisition Plan shall be assignable or transferable otherwise than by will or by the laws of descent and distribution, and such option shall be exercisable, during a Participant’s lifetime, only by the Participant.

In the event of death or retirement of a Participant, the options granted prior to such occasion are exercisable within the period of one year following the Participant’s death or retirement and in no event after the expiry date of the option. If any Participant shall cease to be a Service Provider for cause or for any other reason, the options may not be exercised, and will be immediately cancelled. The foregoing two sentence shall not apply in the case of current or former directors of NewWest who cease to be directors of NewWest concurrently with or following the effective date of the Plan of Arrangement, which directors shall have one year from the effective date to exercise their options (subject to earlier expiry of the term of the corresponding option). If any Participant shall cease to be a Service Provider, other than for cause, death or retirement, the Participant has sixty days from the date of the event in which to exercise their options, and in no event can they exercise the options after expiry date of the option. The Compensation Committee (subject to the approval of the Board) has the discretion to extend the exercise period of an option following the Participant ceasing to be a Service Provider in certain circumstances up to the expiry date of the option.

The Board may, at any time, amend any provision or terminate the Acquisition Plan, subject to any regulatory or stock exchange requirement at the time of such amendment or termination; provided that if the Board amends (a) the number of Common Shares reserved for issuance pursuant to the Acquisition Plan, (b) the maximum number of Common Shares that may be reserved for issuance pursuant to the exercise of options granted to any one Service Provider, (c) the maximum number of Common Shares that may be reserved for issuance pursuant to the exercise of options granted to all insiders, (d) the maximum number of Common Shares that may be issued in a one-year period pursuant to the exercise of options granted to all insiders, (e) the provisions concerning the exercise price of the options, or (f) the amendment and termination provisions of the Acquisition Plan, approval of the majority of the holders of Common Shares is required at a meeting of such holders. Any amendment or termination may not alter the terms and conditions of any option or impair any right of any option holder pursuant to any option granted prior to such amendment or termination. The Acquisition Plan will automatically terminate when and if any of the authorizations required to authorize the Acquisition Plan cease.

If at any time when an option granted under the Acquisition Plan remains unexercised with respect to Common Shares and either (a) a bona fide offer is made by a third party that would result in a “change in control” (as defined in the Acquisition Plan), or (b) the Corporation proposes to merge, amalgamate or be absorbed by or into another corporation (except for a subsidiary) under any circumstances which involve or require the liquidation of the Corporation, a distribution of its assets among its shareholders, or the termination of its corporate existence, the Corporation shall use its best efforts to inform the optionholders as soon as practicable. In such an instance, an option under the Acquisition Plan may be exercised immediately at any time up to and including a date 30 days following the date of the completion of the transaction or prior to the close of business on the expiry date of the option, whichever is earlier, and the Board may resolve to require the acceleration of the time for the exercise and such changes will be final and binding on all options granted under the Acquisition Plan.

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

Mr. Oliver Lennox-King, Mr. George Bell, Mr. Lyle R. Hepburn, Mr. Donald McInnes, Mr. Scott Hand and Mr. Jo Mark Zurel, representing a majority of the directors of the Corporation, are independent directors within the meaning of applicable securities laws, while Dr. Mark O’Dea, the President and Chief Executive Officer of the Corporation is not considered independent by virtue of his officer position.

Some of the directors of the Corporation are also directors of other reporting issuers. The following table outlines the directorships in other reporting issuers held by members of the Board as at March 26, 2009:

Director Name	Other Public Company Directorships held
Dr. Mark O’Dea	Aurora Energy Resources Inc., Dioro Exploration NL
Mr. Oliver Lennox-King	CGX Energy Inc., Aurora Energy Resources Inc., Mineral Deposits Limited
Mr. Lyle R. Hepburn	Gitennes Exploration Inc., First Nickel Inc., North Atlantic Resources Ltd.
Mr. Donald McInnes	Plutonic Power Corporation, Blackstone Ventures Inc.
Jo Mark Zurel	Major Drilling International Inc., Newfoundland Power Inc.
George Bell	Norsemont Mining Inc., North Atlantic Resources Ltd.
Scott Hand	Manulife Financial Corporation

The independent directors do not hold specifically scheduled meetings at which non-independent directors and members of management are not in attendance. At various meetings, the independent directors hold in camera sessions at which the non-independent director and management do not attend.

The Chairman of the Board is Mr. Oliver Lennox-King, who is considered independent within the meaning of applicable securities legislation. The Chair is appointed by the Board after consideration of the recommendation of the Corporate Governance and Nominating Committee. This person chairs regular meetings of the Board and assumes other responsibilities that the directors as a whole designate from time to time. See also “Position Descriptions” below.

The Board held a total of 11 meetings during 2008. The director’s attendance at these meetings is outlined in the table below. Only 4 of the meetings were regularly scheduled. The remaining meetings were called on short notice.

Name	Meeting attended
Oliver Lennox-King	11
Mark O’Dea	11
Lyle R. Hepburn	10
George Bell	11
Donald McInnes	9
Jo Mark Zurel	11
Scott Hand	9

Board Mandate

The Board has adopted a written mandate, a copy of which is attached as Schedule A to this information circular. Position Descriptions

The Board does not have formal written position descriptions for the Chair. The prime responsibility of the Chair of the Board of Directors is to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervision of management of the Corporation. Critical to meeting this accountability is the relationship between the Board, management, shareholders and other stakeholders. The Chair, as the presiding member, must oversee that these relationships are effective, efficient and further the best interests of the Corporation.

Responsibilities of the Chair are set out in the Board Mandate and are as follows:

(a)	provides leadership to the Board with respect to its functions as described in this Mandate and as otherwise may be appropriate, including overseeing the logistics of the operations of the Board;

(b)	chairs meetings of the Board, unless not present including in camera sessions;

(c)	ensures that the Board meets on a regular basis and at least quarterly;

(d)	establishes a calendar for holding meetings of the Board;

(e)	establishes the agenda for each meeting of the Board, with input from other Board members and any other parties as applicable;

(f)	ensures that Board materials are available to any Director on request;

(g)	ensures that the members of the Board understand and discharge their duties and obligations;

(h)	fosters ethical and responsible decision making by the Board and its individual members;

(i)	oversees the structure, composition, membership and activities of the Board;

(j)	ensures that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently and pre-approves work to be done for the Board by consultants; and

(k)	facilitates effective communication between members of the Board and management; and attends each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair.

The Corporation has not adopted any written descriptions for the positions of the chairs of the Board committees. The responsibilities of the Chair of each Committee have been set out in the Committee charters and are summarized as follows:

(a)

provides leadership to the Committee with respect to its functions as described in this charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

(b)

chairs meetings of the Committee, unless not present including in camera sessions, and reports to the Board of Directors following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

(c)	ensures that the Committee meets on a regular basis and at least twice per year;

(d)	in consultation with the board Chair and the Committee members, establishes a calendar for holding meetings of the Committee;

(e)	establishes the agenda for each meeting of the Committee, with input from other Committee members, the board Chair and any other parties as applicable;

(f)	ensures that Committee materials are available to any Director on request;

(g)

acts as liaison and maintains communication with the board Chair and the Board to optimize and coordinate input from Board Members, and to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

(h)	reports annually to the Board on the role of the Committee and the effectiveness of the Committee role in contributing to the objectives and responsibilities of the Board as a whole;

(i)	ensures that the members of the Committee understand and discharge their duties and obligations;

(j)	fosters ethical and responsible decision making by the Committee and its individual members;

(k)	oversees the structure, composition, membership and activities delegated to the Committee from time to time,

(l)	overseas composition, membership and activities delegated to the Committee from time to time;

(m)	ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently and preapproves work to be done for the Committee by consultants;

(n)	facilitates effective communication between members of the Committee and management; and

(o)	attends each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair; and

(p)	performs such other duties and responsibilities as may be delegated to the board Chair or by the Board of Directors from time to time.

The Board has developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

The Corporation currently has an informal orientation and education program for new members of the Board in order to ensure that new directors are familiarized with the Corporation’s business and the procedures of the Board. In particular, new directors receive copies of Board materials and all materials regarding the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports) and are encouraged to visit and meet with management on a regular basis. The Board encourages the continuing education of its directors as it deems appropriate.

Ethical Business Conduct

The Board has adopted a written code of ethics for the directors, officers and employees of the Corporation. A copy of the code of ethics is available for viewing on the Corporation’s website at www.fronteergroup.com. A hard copy can be requested by requesting a copy in writing from the Corporate Secretary of the Corporation. Each employee and director receives a copy of the code of ethics upon commencement of employment or directorship.

The Board does not formally monitor compliance with the code of ethics. Management is expected to report to the Corporate Governance and Nominating Committee when breaches of the code of ethics are identified. On an annual basis, all employees are required to confirm in writing their compliance with the code of ethics. Complaints from suppliers or employees against the Corporation or another employee or director are also to be reported to the Corporate Governance and Nominating Committee by management.

To the extent a director has a material interest in a transaction or agreement contemplated by the Corporation, that director will excuse himself from any and all discussion regarding the transaction and will not vote with respect to any resolution with respect to such agreement or transaction.

Corporate Governance and Nominating Committee and Nomination of Directors

The Board has established a Corporate Governance and Nominating Committee that is comprised entirely of independent directors, which committee is charged with identifying new candidates for Board nomination. While a formal process has not yet been developed, it is expected that Board candidates will be identified through industry contacts and search firms. The responsibilities and powers of the Corporate Governance and Nominating Committee are as follows:

General

(a)	monitor compliance with the Corporation’s corporate governance policies;

(b)	conduct a periodic review of the Corporation’s corporate governance policies and make policy recommendations aimed at enhancing Board and Committee effectiveness;

(c)	develop and recommend to the Board a code or codes of business conduct and ethics for the Corporation;

(d)	assist the Board in monitoring compliance with the Corporation’s code or codes of business conduct and ethics;

(e)	propose agenda items and content for submissions to the Board related to corporate governance issues and provides periodic updates on recent developments in corporate governance;

(f)	conduct a periodic review of the relationship between management and the Board;

(g)

review on an ongoing basis the Corporation’s approach to governance, and recommend the establishment of appropriate governance policies and standards in light of securities law and exchange requirements; and

(h)	review corporate governance practices disclosure in any report which describes such practices.

Management of Board and Committee Activities

(a)

review annually the mandates of the Board and each committee and all policies related to good governance of the Corporation, and recommend amendments to the Board as it believes are necessary or desirable;

(b)	make recommendations regarding Board meeting dates and agendas, committee meetings, the frequency and content of meetings, and the need for special meetings;

(c)	determine annually which Board and committee members are considered to be independent, recommending its determination to the Board and providing the related analysis;

(d)	ensure effective communication between management and the Board, particularly with respect to the provision of information to directors in a timely manner;

(e)	recommend procedures to permit the Board to function independently of management, including procedures to permit the Board to meet on a regular basis without members of management present; and

(f)	review requests from individual directors who wish to retain a non-management advisor and where appropriate, authorize such request.

Evaluation of the Board

(a)	conduct at least annually an evaluation of the effectiveness of the Board and its committees and recommend any changes to the composition of the Board; and

(b)	conduct an annual evaluation of the overall performance and effectiveness of individual directors.

Recruitment and Education of Directors

(a)

develop qualification criteria for Board members and determine Board size (considering goals for Board composition and individual qualifications) and evaluate potential candidates in accordance with established criteria and in consultation with the Chair and CEO;

(b)	review and respond to director nominations or recommendations submitted in writing by the Corporation’s shareholders;

(c)

recommend to the Board a slate of candidates for presentation to the shareholders at each annual meeting of shareholders and one or more nominees for each vacancy on the Board that occurs between annual meetings of shareholders;

(d)	recommend to the Board qualified members of the Board for membership on committees of the Board and recommend a qualified member of the Board to Chair the Board; and

(e)	provide orientation for new directors and ongoing education for all directors.

Succession Planning

(a)	review executive officer succession plans, and ensure that a qualified successor to the Corporation’s Chief Executive Officer is identified.

Compensation

The Board has also established a Compensation Committee, which is comprised entirely of independent directors, whose responsibility is to:

(a)

annually review and approve corporate goals and objectives relevant to the Chief Executive Officer and senior executive officer compensation, evaluate the performance of the Chief Executive Officer and each senior executive officer’s performance in light of those goals and objectives, and recommend to the Board for approval the compensation level for the Chief Executive Officer and each senior executive officer based on this evaluation. In determining such compensation, the Committee will consider the Corporation’s performance and relative shareholder return and the compensation of Chief Executive Officers and senior executive officers at comparable companies.

(b)	review and approve the perquisites and supplemental benefits granted to the Chief Executive Officer and senior executive officers.

(c)

annually review the compensation systems that are in place for employees of the Corporation in order to ensure there is internal and external equity in the compensation of all employees, including incentive-compensation plans and equity-based plans.

(d)

administer and make recommendations to the Board regarding the adoption, amendment or termination of the Corporation’s incentive compensation plans and equity-based plans (including specific provisions) in which the Chief Executive Officer and senior executive officers may participate.

(e)	ensure that all necessary shareholder and regulatory approvals have been obtained for equity based compensation plans.

(f)	recommend to the Board compensation and expense reimbursement policies for Board members.

(g)	review and approve employment agreements, severance arrangements and change in control agreements and other similar arrangements for the Chief Executive Officer and senior executive officers.

(h)	compare on an annual basis the total remuneration (including benefits) and the main components thereof for the senior executive officers with the remuneration practices in the same industry.

(i)

establish levels of director compensation, including retainers, meetings fees, equity-based plans and other similar components of director compensation, based on reviews of director compensation of comparable companies.

(j)

review and recommend to the Board for its approval disclosure regarding executive and director compensation in the management proxy circular and in any offering documents prior to their public release.

(k)	review and reassess the adequacy of this Compensation Committee Charter annually and recommend any proposed changes to the Corporate Governance Committee for its approval.

(l)	review and make recommendations to the Board on the number and frequency of stock option grants to employees.

For details of the composition of the Compensation Committee and a discussion as to how it determines executive compensation, see “Composition of the Compensation Committee” and “Compensation Discussion and Analysis” above. Roger Gurr Associates was retained by the Corporation in January 2008 to provide compensation consultancy services. See “Executive Compensation” above.

Special Committee

The Board has also established a Special Committee, which is comprised entirely of independent directors, whose responsibility is:

(a)

to consider and make recommendations to the Board concerning all such steps as the Special Committee considers necessary or advisable and in the best interests of the Corporation and its shareholders generally in order to facilitate the continued cross-appointments of directors and officers between the Corporation and Aurora;

(b)

to consider and make recommendations to the Board concerning all such steps as the Special Committee considers necessary or advisable and in the best interests of the Corporation and its shareholders generally in order to prepare itself for and in response to the making of any take-over bid for the Corporation;

(c)

to supervise the preparation of the directors' circular and all similar documents which may be required by applicable securities laws in response to any take-over bid for the Corporation and to advise the Board with respect to the recommendation that the Board should make to the shareholders of the Corporation;

(d)

to establish, supervise, conduct, coordinate and manage a process to identify, solicit and evaluate strategic transactions for the Corporation to protect and enhance shareholder value, including the sale of assets of the Corporation, the sale of any or all of the shares of the Corporation to a third party, a merger, amalgamation, plan of arrangement, consolidation, reorganization or other business combination pursuant to which the assets and business of the Corporation are combined with one or more entities or any strategic financing transaction;

(e)	to assess, consider and review the terms of any expressions of interest or proposals received by the Corporation with respect to any strategic transaction;

(f)

to supervise the response of the Corporation to any proposed take-over bid and to supervise, conduct, coordinate and manage any negotiations or discussions with respect to any potential or proposed take-over bid or strategic transaction, and to negotiate and settle any letters of intent, agreements or other documents with respect to any such transaction or, if appropriate, to supervise and cause management of the Corporation to do any of the foregoing;

(g)	to consider whether any such transaction proposed to be undertaken by the Corporation is fair to the shareholders of the Corporation and to make a recommendation to the Board regarding the same;

(h)	to make such other recommendations to the Board as the Special Committee deems advisable; and

(i)

to take such other steps as the Special Committee considers to be necessary or advisable and in the best interests of the Corporation and its shareholders generally with respect to the matters set forth above.

Special Option Committee

In January 2008, the Board established an ad hoc committee of the Board (“Special Option Committee”), comprised of Mr. Hand and Mr. Zurel to review all stock option grants and the administration of the stock option plan against current best practice standards. The establishment of the Special Option Committee followed the receipt by the Corporation of a letter in December from a class action law firm representing one shareholder, alleging that certain stock options granted by Fronteer were implicitly in the money at the time of grant. The Special Option Committee hired independent counsel to investigate the specific issues raised in this letter and to review the Corporation's option granting practices generally. Based on this review and on the advice of independent counsel, the Special Option Committee concluded, among other things, that the evidence did not support the allegations made by the class action law firm. The Corporation has complied with all of its reporting obligations in connection with its review. In addition, the Special Option Committee has been advised by it's independent counsel that the administration of it's stock option policy complies with it's stock option plan, with TSX requirements and with current best practice standards. On the recommendation of the Special Option Committee, the Board has adopted a stock option policy that sets out the basis on which options are granted.

The Special Committee's independent counsel discussed the review with the TSX and has been advised that the TSX has closed it's file on this matter. In addition, the Special Option Committee has been advised by it's independent counsel that the administration of it's stock option policy complies with it's stock option plan, with TSX requirements and with current best practice standards. On the recommendation of the Special Option Committee, the Board has adopted a stock option policy that sets out the basis on which options are granted.

Health, Safety and Environment Committee

The Corporation recently formed a Health, Safety and Environment Committee. No formal mandate has yet been determined for this committee. The committee will be charged with ensuring the Corporation has adequate controls and procedures in place to ensure the health and safety of employees and the environment where the Corporation’s projects are located.

Assessments

The Governance and Nominating Committee has completed an assessment of the Board and determined that the Board is functioning appropriately and members of the Board have the necessary skills for the size and complexity of the Corporation. This internal process is considered adequate at the present time.

Audit Committee

Certain information concerning the audit committee of the Corporation including membership qualifications, audit fees paid and the text of the audit committee charter, are set forth in the Annual Information Form of the Corporation for the year ended December 31, 2008.

Option Policy

The Board has adopted a formal stock option policy (the “Policy”). The primary responsibility for granting options, rests with the Board, however, the CEO has been delegated the ability to approve option grants to new employees within the following parameters:

(a)	all grants made by the CEO must be in accordance with this Policy (which includes compliance with the Employee Plan);

(b)	the CEO may grant Options only to new employees and other Service Providers (as defined in the Employee Plan) that are not (and are not being proposed as) officers or directors of the Corporation;

(c)	the CEO may grant a maximum grant of 50,000 Options to any one person and a maximum grant of 200,000 options in any quarter;

(d)

the grant date shall be the date on which the Corporation enters into the employment or service relationship and the CEO shall ensure that written evidence created on the date of grant is maintained in the Corporation's records;

(e)	Options will vest over a two or three year period to be determined by the CEO in accordance with the Employee Plan; and

(f)	the CEO shall report to the Board at each meeting of the Board, the number and the terms of options granted since the previous meeting of the Board

INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION

No executive officer or director of the Corporation, employee, former executive officer, director or employee proposed nominee for election as director, or any associate of the foregoing, was or is indebted to the Corporation or any of its subsidiaries, at any time during its last completed financial year or has had any indebtedness to another entity which has been the subject of a guarantee, support agreement, letters of credit, or other similar arrangements provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the year ended December 31, 2008, no director or executive officer of the Corporation, proposed director of the Corporation, principal shareholder of the Corporation (or any director or officer thereof), or any associate or affiliate of the foregoing had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.           Election of Directors

The articles of the Corporation provide that the Board may consist of a minimum of one and a maximum of ten directors, to be elected annually. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation.

At the Meeting, shareholders will be asked to elect seven directors (the “Nominees”). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

Name and Province and Country of Residence	Position with Corporation	Director Since	Present Principal Occupation	Number of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised Directly or Indirectly(7)
Mark O’Dea(6) British Columbia, Canada	President, Chief Executive Officer and Director	May 7, 2001	President, Chief Executive Officer of the Corporation.	52,443
Donald McInnes (1) (2)(3)(4)(6) British Columbia, Canada	Director	June 13, 2001	Vice Chair and Chief Executive Officer of Plutonic Power Corporation, an emerging power producer.	69,348
George Bell (1)(2)(4) Ontario, Canada	Director	December 18, 2003	President and Chief Executive Officer of Unor Inc., a mineral exploration corporation.	Nil
Oliver Lennox-King(6)(10) Ontario, Canada	Chairman and Director	November 4, 2003	Director of CGX Energy Inc., an oil and gas exploration company; director of Aurora and Mineral Deposits Limited, mineral exploration companies.	523,915
Lyle R. Hepburn (3)(4) Ontario, Canada	Director	April 15, 2004	Lawyer, Beach Hepburn LLP, a law firm.	39,500 (8)
Jo Mark Zurel (1)(2)(4)(5) Newfoundland and Labrador, Canada	Director	December 11, 2006	President, Stonebridge Capital Inc., an investment company.	65,000 (9)
Scott M. Hand(2)(3)(4)(5) Ontario, Canada	Director	May 2, 2007	Director of Manulife Financial Corporation	64,750

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Special Committee.
(5)	Member of the Special Option Committee
(6)	Member of the Health, Safety and Environment Committee
(7)

The information as to Common Shares beneficially owned or over which the Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominees individually as at March 26, 2009.

(8)	14,500 of these Common Shares are held by 591111 Ontario Ltd., a private company owned by Mr. Hepburn.
(9)	These Common Shares are held by Stonebridge Capital Inc., principally controlled by Mr. Zurel.

(10)

Mr. Lennox King was a director of Unisphere Waste Conversion Ltd., a corporation listed on the TSX Venture Exchange. He resigned as a director of this corporation on February 9, 2005, immediately before a subsidiary of this corporation filed a “Notice of Intention” to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Set forth below is a description of each of the Nominees (including their principal occupation for the last five years):

Dr. Mark O’Dea Dr. Mark O’Dea is president and CEO of the Corporation. Under his leadership, Fronteer has developed a sizable portfolio of advanced-stage gold and copper-gold assets, as well as exposure to one of the world’s largest primary deposits of uranium. Previous to Fronteer, Dr. O’Dea worked with SRK Consulting and founded Riftore Consulting, providing structural advice on mineral exploration for client companies around the world. Dr. O’Dea is a founder and Deputy Chairman of Aurora Energy Resources, and served as a member of the Board of Frontera Copper Corporation. Dr. O’Dea graduated from Carleton University in 1989 with a B.Sc. (Hons.) degree in Geology. He then completed his Ph.D. in Structural Geology at Monash University in 1995 and subsequently held a one-year Postdoctoral Research Fellowship.

Mr. Donald McInnes has over 20 years experience in the mineral exploration industry. Since 1993, Mr. McInnes has been founder, President and a director of a number of publicly traded mineral exploration companies. Mr. McInnes is a past President and Director of the B.C. and Yukon Chamber of Mines and is a director of the Prospectors and Developers Association of Canada. He is currently the Vice Chairman and Chief Executive Officer of Plutonic Power Corporation, an emerging power producer.

Mr. George Bell is President & Chief Executive Officer of Unor Inc., a junior uranium and diamond exploration Corporation listed on the TSX Venture Exchange. He has more than 39 years of experience in the international natural resource industry. From 1967 to 1996, he held several senior executive positions with the Noranda Inc. group of companies. Mr. Bell holds a B.Sc. in Business Administration from the University of North Dakota (1967) and has held directorships and executive positions in the Americas, Asia and Europe. He is currently a director of Norsemont Mining Inc. and North Atlantic Resources Ltd., both TSX listed companies.

Mr. Oliver Lennox King has over 30 years of experience in the mineral resource industry and has had a wide range of experience in financing, research and marketing. He was instrumental in the formation of Southern Cross Resources Inc. in 1997. Mr. Lennox-King was formerly President of Tiomin Resources Inc. from 1992 to 1997, and Chairman of Pangea Goldfields Inc. from 1994 to 1997. From 1980 to 1992, he was a mining analyst in the Canadian investment industry. From 1972 to 1980, he worked in metal marketing and administrative positions at Noranda Inc. and Sherritt Gordon Ltd. He is also a director of CGX Energy Inc., Aurora, Mineral Deposits Limited and a private company called XDM Resources Limited.

Mr. Lyle R. Hepburn is a partner in the Toronto law firm of Beach, Hepburn LLP. Since co-founding Beach, Hepburn LLP in 1985, Mr. Hepburn’s practice has been focused primarily on advising and representing public mining and mineral exploration companies. Mr. Hepburn is a director of Gitennes Exploration Inc., North Atlantic Resources Ltd. and First Nickel Inc., all of which are mineral exploration companies listed on the TSX, and the Corporate Secretary of Harry Winston Diamond Corporation, a diamond specialist corporation listed on the TSX and NYSE.

Mr. Jo Mark Zurel is a Chartered Accountant and since 2006 has been President of Stonebridge Capital Inc., an investment company. From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation, the world’s largest helicopter operating company. He is also a director of Major Drilling International Inc. and Newfoundland Power Inc. Mr. Zurel holds a Bachelor of Commerce degree from Dalhousie University.

Mr. Scott M. Hand served as the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in strategic planning, business development and law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand serves on the boards of Manulife Financial Corporation (insurance and wealth management), Boyd Technologies LLC (non-woven and specialty paper products) and Royal Nickel Corporation (nickel development company) and is Co-Chairman of Juno Special Situations Corporation (mineral resources investment). He also serves on the board of the World Wildlife Fund Canada.

Appointment of Auditor

The directors propose to nominate PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”), the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. Details of fees paid to PWC during fiscal 2008 and 2007 can be found in the Corporation’s Annual Information Form for the fiscal year ended December 31, 2008.

In the past, the directors have negotiated with the auditors of the Corporation on an arm’s length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

In order to appoint PWC as auditors of the Corporation to hold office until the close of the next annual meeting, and authorize the directors to fix the remuneration thereof, a majority of the votes cast at the Meeting must be voted in favour thereof.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PWC as auditors of the Corporation for the fiscal year ending December 31, 2009, and to authorize the directors to fix their remuneration. PWC was first appointed auditor at the Corporation’s meeting of shareholders in June 2004.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders of the Corporation may request a copy of the Corporation’s consolidated financial statements and management’s discussion and analysis by writing to the Manager of Corporate Relations, Fronteer Development Group Inc., 1650 – 1055 West Hastings Street, Vancouver B.C. Canada V6E 2E9 or calling (604) 632-4677.

Financial information is provided in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year, available on SEDAR at www.sedar.com.

The contents and sending of this information circular have been approved by the directors of the Corporation. DATED as of the 26th day of March, 2009.

“Mark O’Dea”
Mark O’Dea, President and Chief Executive Officer

SCHEDULE A

Mandate of the Board of Directors of Fronteer Development Group Inc.

Purpose

1.

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of Fronteer Development Corporation Inc. (the “Corporation”). The Board of Directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Corporation and the underlying value of the Corporation.

Composition

2.

The Board shall consist of persons who possess skills and competencies in areas that are relevant to the Corporation’s activities. At least a majority of the directors shall be individuals who are “independent” directors in accordance with applicable securities laws and stock exchange policies.

Meetings

3.

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

4.	The Board shall have at least five scheduled meetings per year. The chair of the Board (“Chair”) and the Chief Executive Officer (“CEO”) shall develop the agenda for each meeting.

5.	Independent directors shall meet at the end of each Board meeting without management and non- independent directors.

6.

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Corporation.

7.

A lead director is elected annually at the first meeting of the Board following the shareholders meeting. This role is normally filled by the Chair. At any time when the Chair is an employee of the Corporation, the non-management directors shall select an independent director to carry out the functions of a Lead Director. This person would chair regular meetings of the non-management directors and assume other responsibilities which the non-management directors as a whole have designated.

8.	At meetings of the Board resolutions shall be decided by a majority of the votes cast on the resolution.

9.	Board meetings shall normally proceed as follows:

(a)	Review and approval of the minutes of the preceding meeting;
(b)	Business arising from the previous minutes;
(c)	Reports of committees;
(d)	President’s report, financial and operational reports;
(e)	Other business;
(f)	Setting the date and time of the next meeting;

(g)	In-camera session; and
(h)	Adjournment.

10.	A secretary should be named for each Board and committee meeting and minutes should be circulated in due course after such meeting.

11.	Minutes of the committees meetings will be provided to each Board member.

Responsibilities

12.

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities directly and through its committees; namely, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives.

Responsibilities of the Board include, but are not limited to:

	•	Selecting and appointing, evaluation of and (if necessary) termination of the Chief Executive Officer (“CEO”).

	•	Satisfying itself as to the integrity of the CEO and other executive officers and ensuring that they promote a culture of integrity throughout the organization

	•	Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

	•	Reviewing the Corporation’s long term strategy annually.

	•	Reviewing and approving annual operational budgets, capital expenditure limits and corporate objectives, and monitoring performance on each of the above.

	•	Approving all decisions involving unbudgeted operating expenditures in excess of $100,000 and unbudgeted project expenditures in excess of $200,000.

	•	Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

	•	Reviewing policies and processes to ensure that the Corporation’s internal control and management information systems are operating properly.

	•	Approving the annual financial statements, MD&A, annual information form, and 40-F and making a recommendation to shareholders for the appointment of auditors.

•

Approving the Corporation’s Code of Conduct and Business Ethics, which includes a communications policy for the Corporation, and monitoring its application. Only the Board may grant waivers from the code of ethics which would be to the benefit of directors and/or executive officers.

•	Approving the Corporation’s Timely Disclosure, Confidentiality and Insider Trading policy and Whistle Blower Policy and monitoring their application.

•	Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

•	Reviewing the Board size if a change is recommended by the Corporate Governance and Nominating Committee.

•	Arranging formal orientation programs for new directors, where appropriate.

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Establishing and maintaining an appropriate system of corporate governance including practices to ensure the Board functions effectively and independently of management, including reserving a portion of all Board and its committee meetings for in camera discussions without management present.

•	Ensuring that a comprehensive compensation strategy is maintained which includes competitive industry positioning, weighting of compensation elements and relationship of compensation to performance.

•	Ensuring that an adequate system of internal control is maintained to safeguard the Corporation’s assets and the integrity of its financial and other reporting systems.

•	Overseeing public communication, disclosure and disclosure controls in compliance with all legal and regulatory requirements.

•	Providing oversight of environmental matters.

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Reviewing and considering for approval all amendments or departures proposed by management from established strategy, capital and operating budgets, or matters of policy, which diverge from the ordinary course of business.

•	Ensuring that a process is established that adequately provides for management succession planning, including the appointing, training, and monitoring of senior management.

•	Annually assessing the mandates of its committees and revising where necessary.

•	Adhering to all other Board responsibilities set out in the Corporation’s by-laws and other statutory and regulatory requirements.

13.	Responsibilities of the Chair of the Board:

	•	provides leadership to the Board with respect to its functions as described in this Mandate and as otherwise may be appropriate, including overseeing the logistics of the operations of the Board;

	•	chairs meetings of the Board, unless not present including in camera sessions;

	•	ensures that the Board meets on a regular basis and at least quarterly;

•	establishes a calendar for holding meetings of the Board;

•	establishes the agenda for each meeting of the Board, with input from other Board members and any other parties as applicable;

•	ensures that Board materials are available to any Director on request;

•	ensures that the members of the Board understand and discharge their duties and obligations;

•	fosters ethical and responsible decision making by the Board and its individual members;

•	oversees the structure, composition, membership and activities of the Board;

•	ensures that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently and pre-approves work to be done for the Board by consultants; and

•	facilitates effective communication between members of the Board and management; and attends each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair.

Updated January 21, 2009